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October 5, 2007

VIA EDGAR AND COURIER

Mr. Jay Williamson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heckmann Corporation
Amendment No. 1 to Registration Statement on Form S-1 Filed August 23, 2007 Amendment No. 2 to Registration Statement on Form S-1 Filed September 4, 2007 File No. 333-144056

Dear Mr. Williamson:

On behalf of Heckmann Corporation, in connection with the proposed initial public offering of securities of Heckmann Corporation, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-144056) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from Heckmann Corporation’s Amendment No. 1 to the Registration Statement, as filed on August 23, 2007.

The changes reflected in Amendment No. 3 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated October 1, 2007, as well as other updates.

Set forth below are Heckmann Corporation’s responses to the comments raised in the Staff’s letter. For your convenience, we have repeated each of the Staff’s numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you

Mr. Jay Williamson

October 5, 2007

paper copies of this letter and copies of Amendment No. 3. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to Heckmann Corporation.

General

1.	We note the reference on the cover page and elsewhere to an asset acquisition. In an appropriate section, please revise to clarify whether any such assets would comprise an operating entity requiring historical financial statements. If not, clarify the unique risks associated with acquiring assets—particularly those related to valuation.

We have revised the disclosure as requested. Please see pages 30, 37 and 57.

2.	We note your response to prior comment three. However, but particularly in light of the revised size of your offering, please revise your document to explain how you determined the offering amount and reached the conclusion that there should be “opportunities to effect a business combination within a range of values that an offering of $400,000,000 . . . and proceeds in the trust account of $392,250,000 would support.”

We have revised the disclosure as requested. Please see pages 17 and 56.

3.	We note that your offering provides for a $15 million co-investment to be made by Mr. Heckmann concurrent with the consummation of your business combination at $8.00/unit. We further note that Mr. Heckmann, acting as CEO and your sole employee, will play a major role in searching for a target. Given these facts, please revise the disclosure in all appropriate sections to:

a.	Discuss the implications and conflicts associated with the co-investment agreement;

b.	Address whether the company, its board, or audit committee, will monitor Mr. Heckmann’s ability to satisfy this obligation following the offering.

We have revised the disclosure as requested. Please see pages 9, 28, 71, 77 and 78.

4.	We note that the company has opted not to register the shares underlying the warrants on this Form S-1. Please advise us why the company has elected not to register these shares at this time.

Heckmann Corporation has elected not to register the shares of common stock underlying the warrants at this time because the warrants will not be exercisable until the later of the consummation of a business combination and one year from the effective date of the Registration Statement. Under the amended and restated warrant agreement, Heckmann Corporation has agreed to use its best efforts to file a registration statement in respect of

Mr. Jay Williamson

October 5, 2007

the shares of common stock underlying the warrants prior to the time the warrants become exercisable.

5.	Please revise to indicate whether Heckmann Acquisition LLC may transfer, or issue additional, interests in itself prior to the expiration of the escrow period. In this regard we were unable to locate where the company responded to this portion of our prior comment 17.

We have revised the disclosure as requested. Please see pages 16 and 76.

Table of Contents

6.	We note your response to comment 11. We continue to believe that the language “the information in this document may only be accurate on the date of this document” is inappropriate. In light of the prospectus delivery requirements in your IPO and that your units, common stock and warrants will begin trading shortly after the date of the prospectus, advise us how do you intend to meet your prospectus delivery requirements without keeping the prospectus current?

We have revised the disclosure to clarify that the information in the prospectus may not be accurate as of any other date than the date on the front of the prospectus, and that the information in the prospectus may be required to be updated at a later date. Please see page 40.

7.	Please move the last three sentences in the paragraph following the table of contents that “you should rely only on the information contained in this document . . . ..” to a location following the risk factors section.

We have revised the disclosure as requested. Please see page 40.

Prospectus Summary, page 1

8.	We note your reference on page two to the non-compete agreement between Mr. Heckmann and K2. In an appropriate section, please revise to explain—especially in light of your risk factor disclosure, why you do not expect this agreement to have a material impact on your ability to consummate an acquisition.

We have revised the disclosure as requested. Please see pages 2, 54, 65 and 69.

9.	We note your statement that you believe that your $10,000/monthly fee is within the range of fees paid by similarly structured companies. Please advise us of the companies which have gone effective with $10,000/monthly fees which you use to support your statement.

We supplementally advise the Staff that Information Services Group, Freedom Acquisition Holdings, North American Insurance Lenders, Hicks Acquisition Company I, Inc., Alternative Asset Management Acquisition Corp., KBL Healthcare Acquisition

Mr. Jay Williamson

October 5, 2007

Corp. III, InterAmerican Acquisition Group Inc., SP Acquisition Holdings, Inc., Advanced Technology Acquisition Corp., Shine Media Acquisition Corp., Granahan McCourt Acquisition Corporation, Boulder Specialty Brands, Inc. and MDC Acquisition Partners, Inc. have gone effective with monthly fees of $10,000 or more.

10.	Please expand your discussion under “Certificate of incorporation; obligations to our stockholders” to briefly discuss the provisions of your articles of incorporation as they relate to your requirement to seek a shareholder vote and conversion matters.

We have revised the disclosure as requested. Please see page 12.

11.	We note your statement that “we view these provisions as obligations to our stockholders and will not take any action to amend or waive these provisions.” We also note your statement that “in the event that such a proposed amendment or modification is presented to a vote of our stockholders, our founders are entitled to vote their shares in any manner as they may determine in their sole discretion.” Please clarify how, if you view these provisions as obligations to your stockholders and that you will not take any action directly or indirectly to amend or waive these provisions, your founders who are also your directors may vote their shares in any manner that they may determine. Revise your disclosure as appropriate. We may have further comment.

We have revised the disclosure to indicate that our founders have agreed that they will not vote their shares in favor of such a proposed amendment or modification. Please see pages 12, 31, 63 and 81.

12.	Please revise to indicate the minimum amount of time that you will give shareholders to effectuate their conversion rights. In this regard your attention is directed to our prior comment 47.

We have revised the disclosure as requested. Please see pages 14 and 59.

13.	We note your response to our prior comment 15 on page 13 indicating that you “will not enter into a business combination with any of [y]our officers or directors or any of their affiliates.” For clarity, please revise to indicate whether this includes a portfolio company of any affiliated entity.

We have revised the disclosure to clarify that Heckmann Corporation will not enter into a business combination with any of its officers, directors or affiliates, including any portfolio companies of an affiliated entity. Please see pages 15, 54, 72 and 78.

14.

We note your response to comment 56 and the discussion of the right of first refusal agreement on page 13. Please revise to clarify the scope of the agreement by identifying in tabular format the persons and entities involved; please identify the officers and directors who will and will not sign the agreement, and the affiliated entities that will and will not be covered. In this regard, specifically identify any

Mr. Jay Williamson

October 5, 2007

entities to which management has a pre-existing fiduciary duty if a conflict of interest is reasonably likely. Also, please identify the persons at the company who will be responsible for enforcing the agreement and indicate whether the agreement may be waived. If so, please explain the procedures for waiver, including whether and how such waiver would be disclosed in periodic and current reports filed with the SEC.

We have revised the disclosure as requested. Please see pages 15 and 74.

15.	We note your response to prior comment 56. Please provide a tabular presentation of all pre-existing affiliations that present or may present conflicts. In this regard, your disclosure should list (1) each entity with which a conflict of interest may or does exist, (2) the officer or director whose affiliated entity presents the conflict issue, and (3) the priority (for or against the company) reflected in the right of first refusal agreement, and otherwise. If there is no agreement covering the priority, please indicate that the priority would favor the pre-existing fiduciary obligation, or explain the priority and the company’s basis for that priority.

We have revised the disclosure as requested. Please see pages 15 and 74.

Summary Financial Data, page 16

16.	Please revise here and elsewhere as appropriate to indicate, if true, that the $75,000 to be withdrawn to pay dissolution expenses may only be withdrawn from accrued interest, and not from the trust corpus.

We have revised the disclosure as requested. Please see pages 19, 24 and 61.

17.	We do not believe that the company has responded completely to our prior comment 25. Accordingly, we reissue it:

a.	Please clarify the disclosure here and throughout to indicate that your 30% conversion threshold, combined with your 80% fair market value requirement, will likely require you to issue additional debt or equity to finance your acquisition.

We have revised the disclosure as requested. Please see pages 13, 14, 20, 29, 54, 56 and 59.

Use of Proceeds, page 36

18.	Please revise footnote 1 to disclose the interest rate, and amount of accrued interest, on the loan from Mr. Heckmann.

We have revised the disclosure as requested. Please see page 41.

19.	We note the reference on page 37 to “discussions” you have had which satisfied you that he would be able to meet his indemnity obligation. Please revise to provide

Mr. Jay Williamson

October 5, 2007

additional information about these discussions, including whether you reviewed any financial information, etc.

We have revised the disclosure as requested. Please see page 42.

Management’s Discussion and Analysis, page 44

20.	We reviewed your response to our prior comment 65. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your MD&A to disclose the impact (e.g., compensation expense), if any, of your private placement warrants.

We have revised the disclosure as requested. Please see page 50.

Proposed Business, page 48

21.	Given the disclosure elsewhere in your document, please explain the reference to a converting stockholder “confirming that the stockholder has held the shares since the record date and will continue to hold them through the stockholders meeting and the closing . . .” on page 54.

We have revised the disclosure to clarify. Please see page 60.

Management, page 63

22.	We note your revised disclosure on page 65 that you do not have any procedures to ensure that your offering related provisions applicable to your current board are applied against any new directors. Please clarify the meaning and implications of this. For example, how would you ensure that future directors would liquidate the trust account, as provided in your current insider letters?

We have revised the disclosure to clarify that we will require any new directors to enter into letter agreements with us containing substantially the same terms as the letter agreements our current directors entered into prior to this offering. Please see page 71.

Financial Statements

Report of Registered Public Accounting Firm, F-2

23.	We reviewed your response to our prior comments 67 and 68. Please note that the Staff will require sufficient time to review your filing once you have provided a signed audit report on your entire set of financial statements (e.g. Note 6) and related consent.

We note the Staff’s comment and have included a signed audit report on our entire set of financial statements and related consent with Amendment No. 3.

Mr. Jay Williamson

October 5, 2007

Exhibits

24.	We note that the company has provided several “form of” agreements which typically are executed prior to effectiveness (e.g. insider letters, etc.). Please confirm whether the company will file executed copies of these agreements prior to requesting acceleration.

We have filed executed copies of all agreements that are typically executed prior to effectiveness with Amendment No. 3.

25.	Please file exhibit 10.18 “Co-Investment Unit Purchase Agreement between Richard J. Heckmann and Heckmann Corporation” dated August 21, 2007 with your next amendment.

The Co-Investment Unit Purchase Agreement between Richard J. Heckmann and Heckmann Corporation was inadvertently labeled as being dated “August 21, 2007” in the Exhibit Index to Amendment No. 2. The Co-Investment Unit Purchase Agreement had not been executed as of such date. The fully executed Co-Investment Unit Purchase Agreement between Richard J. Heckmann and Heckmann Corporation, dated as of October 3, 2007 is filed as Exhibit 10.18 to Amendment No. 3.

Exhibit 5.1

26.	Your legality opinion indicates that counsel assumed that “the documents identified in clauses (i) through (vii) of the preceding paragraph will be entered into or filed or adopted as appropriate.” One of these clauses relates to the company’s Amended and Restated Certificate of Incorporation. Please advise us how counsel concluded it was appropriate to assume that the Certificate of Incorporation would be adopted in reaching its conclusion that the securities were duly authorized and validly issued.

Heckmann Corporation adopted a certificate of amendment to its certificate of incorporation and filed the certificate of amendment with the Secretary of State of the State of Delaware on October 4, 2007. Counsel has revised its opinion to reflect the filing of such certificate of amendment and to remove the assumption.

27.	Please revise to indicate that your opinion covers the laws of the State of Delaware, its constitution, statutes, rules, and applicable judicial decisions covering the foregoing.

Counsel has revised the opinion to be consistent with prior discussions with the Staff and counsel’s understanding that the Staff concurs that references to “Delaware corporate law” includes the constitution, statutes, rules, and applicable judicial decisions of Delaware. Please note that counsel did not refer to the “Delaware General Corporation Laws,” which counsel understands that the Staff does not view as encompassing Delaware’s constitution, statutes, rules and applicable judicial decisions.

Mr. Jay Williamson

October 5, 2007

28.	Please revise to sign and date the legality opinion issued by Skadden, Arps, Slate, Meagher and Flom LLP.

The signed and dated legality opinion of Skadden, Arps, Slate, Meagher & Flom LLP has been filed as Exhibit 5.1 to Amendment No. 3.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission
John Reynolds
Blaise Rhodes

cc:	Simpson Thacher & Bartlett LLP
William H. Hinman, Jr.
Louis P.A. Lehot